UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Second Quarter 2016 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2016	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Reports Second Quarter 2016 Financial Results

Record quarterly bookings expected to result in record Q3 revenues

Rehovot, Israel, August 3, 2016 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported financial results for the second quarter of 2016, the period ended June 30, 2016.

Second Quarter 2016 Highlights:
•	Revenues grew sequentially to $35.6 million, within guidance
•	GAAP net income of $3.2 million, or $0.11 per diluted share, within guidance
•	Non-GAAP net income of $4.7 million, or $0.17 per diluted share, exceeding guidance
•	Multiple competitive wins yield record quarterly Optical CD bookings of $45 million
•	Received repeat order from a leading memory customer for X-Ray solution

GAAP Results ($K)
	Q2 2016	Q1 2016	Q2 2015
Revenues	$35,575	$34,056	$40,552
Net Income	$3,153	$2,905	$2,150
Earnings per Diluted Share	$0.11	$0.11	$0.08
NON-GAAP Results ($K)
	Q2 2016	Q1 2016	Q2 2015
Net Income	$4,703	$4,450	$5,402
Earnings per Diluted Share	$0.17	$0.16	$0.20

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, deferred tax assets adjustments (net), stock-based compensation expenses and acquisition related expenses.

Management Comments

“Strong demand for our Optical CD solutions, across the entire breadth of our product offering, drove the increase in revenues and bookings,” commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. “Booking levels in the second quarter reached a record high, bolstering our confidence in the third quarter and the second half performance. In parallel, our well-managed operational model allowed us to once again reach high levels of profitability while continuing our investment in the long-term technology roadmap.”

“The strength of our recent new bookings has been driven by the value proposition we offer our customers via an expanded and a unique product portfolio, which is utilized by now across multiple Foundry and Memory customers,” added Mr. Oppenhaim. “Our partnership with key customers and leading semiconductor research centers early in the R&D stage, based on our innovative combined offering of Optical CD and X-Ray technologies, improve our technology position and increase our confidence in the company’s long-term strategic plan.”

2016 Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2016. Based on current estimates, management expects record revenues in the quarter:

•	$42 million to $44 million in revenue
•	$0.16 to $0.19 in diluted GAAP EPS
•	$0.24 to $0.27 in diluted non-GAAP EPS

2016 Second Quarter Results

Total revenues for the second quarter of 2016 were $35.6 million, an increase of 4% compared to the first quarter of 2016, and a decrease of 12% relative to the second quarter of 2015.

Gross margin for the second quarter of 2016 was 53%. This is compared with 54% in the first quarter of 2016 and compared with 47% in the second quarter of 2015.

Operating expenses in the second quarter of 2016 were $15.4 million, and included $0.6 million of amortization of acquired intangible assets. This is compared with $15.7 million in the first quarter of 2016 and compared with $18.7 million in the second quarter of 2015.

On a GAAP basis, the company reported net income of $3.2 million, or $0.11 per diluted share, in the second quarter of 2016. This is compared with net income of $2.9 million, or $0.11 per diluted share, in the first quarter of 2016. The company reported net income of $2.2 million, or $0.08 per diluted share, in the second quarter of 2015.

On a Non-GAAP basis, which excludes amortization of acquired intangible assets, adjustments of deferred tax assets net, stock-based compensation expenses and acquisition related expenses, the company reported net income of $4.7 million, or $0.17 per diluted share, in the second quarter of 2016. This is compared with net income of $4.5 million, or $0.16 per diluted share, in the first quarter of 2016, and compared with net income of $5.4 million, or $0.20 per diluted share, in the second quarter of 2015.

Conference Call Information

Nova will host a conference call today, August 3, 2016, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-430-8709
ISRAEL Dial-in Number: 1 80 924 5906
INTERNATIONAL Dial-in Number: 1-719-325-2464
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

Please reference conference ID 5472687

The conference call will also be webcast live from a link on Nova's website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instruments delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude non-cash charges for amortization of acquired intangible assets, deferred tax assets adjustments (net), stock-based compensation expenses and acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on February 29, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	June 30, 2016	December 31, 2015 (Audited)
ASSETS
Current assets
Cash and cash equivalents	19,455	27,733
Short-term interest-bearing bank deposits	75,230	69,298
Trade accounts receivable	22,775	19,046
Inventories	30,661	27,683
Deferred tax assets	3,615	3,540
Other current assets	2,611	2,888

Total current assets	154,347	150,188

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	4,979	5,735
Severance pay funds	1,461	1,514
Property and equipment, net	9,872	11,062
Identifiable intangible assets, net	16,634	17,906
Goodwill	20,114	20,114

Total long-term assets	53,810	57,081

Total assets	208,157	207,269

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	13,134	14,378
Deferred revenues	3,722	5,828
Deferred tax liabilities	1,305	956
Other current liabilities	13,344	15,996

Total current liabilities	31,505	37,158

Long-term liabilities
Deferred tax liabilities	5,148	5,760
Liability for employee severance pay	2,512	2,469
Other long-term liabilities	887	822

Total long-term liabilities	8,547	9,051

Shareholders' equity	168,105	161,060

Total liabilities and shareholders’ equity	208,157	207,269

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Revenues:
Products	25,427	30,861	49,689	50,185
Services	10,148	9,691	19,942	17,861
Total revenues	35,575	40,552	69,631	68,046

Cost of revenues:
Products	10,092	13,343	19,953	21,982
Services	6,584	5,598	12,249	10,030
Amortization of acquired intangible assets in cost of products	-	2,442	-	2,442
Total cost of revenues	16,676	21,383	32,202	34,454

Gross profit	18,899	19,169	37,429	33,592

Operating expenses:
Research and development expenses, net	8,684	10,904	16,592	17,903
Sales and marketing expenses	4,535	4,260	9,902	7,066
General and administration expenses	1,521	1,413	3,331	2,637
Acquisition related expenses	-	1,549	-	2,655
Amortization of acquired intangible assets	636	569	1,272	569
Total operating expenses	15,376	18,695	31,097	30,830

Operating income	3,523	474	6,332	2,762

Financing income, net	256	154	725	365

Income before tax on income	3,779	628	7,057	3,127

Income tax expenses (benefit)	626	(1,522)	999	(2,000)

Net income for the period	3,153	2,150	6,058	5,127

Earnings per share:
Basic	0.12	0.08	0.22	0.19
Diluted	0.11	0.08	0.22	0.19

Shares used for calculation of earnings per share:
Basic	27,123	27,291	27,120	27,250
Diluted	27,422	27,677	27,253	27,426

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Cash flows from operating activities:
Net income for the period	3,153	2,150	6,058	5,127

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,064	1,146	2,349	2,206
Amortization of acquired intangible assets	636	3,011	1,272	3,011
Amortization of deferred stock-based compensation	649	613	1,405	1,130
Increase in liability for employee termination benefits, net	30	100	96	84
Deferred tax assets, net	265	(1,921)	418	(2,487)
Gain on securities	-	(110)	-	(68)
Increase in trade accounts receivable	(689)	(1,887)	(3,729)	(4,383)
Increase in inventories	(2,687)	(1,380)	(3,057)	(1,263)
Decrease (increase) in other current and long term assets	739	(373)	392	(43)
Increase (decrease) in trade accounts payable	1,946	2,428	(1,244)	2,563
Increase (decrease) in other current and other long-term liabilities	(2,490)	207	(2,607)	682
Increase (decrease) in short and long term deferred revenues	851	259	(2,106)	(843)

Net cash provided by (used in) operating activities	3,467	4,243	(753)	5,716

Cash flow from investment activities:
Decrease (increase) in short-term interest-bearing bank deposits	1,098	(11)	(5,932)	48,486
Acquisition of subsidiary, net of acquired cash	-	1,156	-	(45,344)
Additions to property and equipment	(503)	(767)	(1,080)	(1,524)

Net cash provided by (used in) investment activities	595	378	(7,012)	1,618

Cash flows from financing activities:
Purchases of treasury shares	(937)	(1,389)	(937)	(1,389)
Shares issued under employee stock-based plans	132	857	424	1,949

Net cash provided by (used in) financing activities	(805)	(532)	(513)	560

Increase (decrease) in cash and cash equivalents	3,257	4,089	(8,278)	7,894
Cash and cash equivalents – beginning of period	16,198	17,454	27,733	13,649
Cash and cash equivalents – end of period	19,455	21,543	19,455	21,543

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	June 30, 2016	March 31, 2016	June 30, 2015
GAAP cost of revenues	16,676	15,526	21,383
Amortization of acquired intangible assets in cost of products	-	-	(2,442)
Stock-based compensation in cost of products	(79)	(96)	(89)
Stock-based compensation in cost of services	(48)	(64)	(46)
Non-GAAP cost of revenues	16,549	15,366	18,806

GAAP gross profit	18,899	18,530	19,169
Gross profit adjustments	127	160	2,577
Non-GAAP gross profit	19,026	18,690	21,746
GAAP gross margin as a percentage of revenues	53%	54%	47%
Non-GAAP gross margin as a percentage of revenues	53%	55%	54%

GAAP operating expenses	15,376	15,721	18,695
Stock-based compensation in research and development	(230)	(306)	(254)
Stock-based compensation in sales and marketing	(237)	(210)	(166)
Stock-based compensation in general and administrative	(55)	(80)	(58)
Acquisition related expenses	-	-	(1,549)
Amortization of acquired intangible assets	(636)	(636)	(569)
Non-GAAP operating expenses	14,218	14,489	16,099
Non-GAAP operating income	4,808	4,201	5,647
GAAP operating margin as a percentage of revenues	10%	8%	1%
Non-GAAP operating margin as a percentage of revenues	14%	12%	14%

GAAP tax on income	626	373	(1,522)
Deferred tax assets adjustments, net	(265)	(153)	1,921
Non-GAAP tax on income	361	220	399

GAAP net income	3,153	2,905	2,150
Amortization of acquired intangible assets	636	636	3,011
Stock-based compensation expenses	649	756	613
Deferred tax assets adjustments, net	265	153	(1,921)
Acquisition related expenses	-	-	1,549
Non-GAAP net income	4,703	4,450	5,402

GAAP basic earnings per share	0.12	0.11	0.08
Non-GAAP basic earnings per share	0.17	0.16	0.20

GAAP diluted earnings per share	0.11	0.11	0.08
Non-GAAP diluted earnings per share	0.17	0.16	0.20

Shares used for calculation of earnings per share:
Basic	27,123	27,116	27,291
Diluted	27,422	27,351	27,677